

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Yu Yang
Chief Executive Officer
Qiansui International Group Co. Ltd.
7th Floor, Naiten Building, No. 1
Six Li Oiao, Fentai District
Beijing, China 100161

       Re: Qiansui International Group Co. Ltd.
          Form 10-K for the Year Ended December 31, 2020
          Filed September 23, 2021
          Form 10-K for the Year Ended December 31, 2021
          Filed June 27, 2022
          File No. 000-54159

Dear Mr. Yang:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Daniel Luciano